As filed with the Securities and Exchange Commission on March 17, 2005

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

XTO ENERGY INC.

(Exact name of registrant as specified in its charter)

Delaware	75-2347769
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

810 Houston Street

Fort Worth, Texas 76102

(817) 885-2800

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Frank G. McDonald

810 Houston Street

Fort Worth, Texas 76102

(817) 885-2800

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications to:

F. Richard Bernasek, Esq.

Kelly, Hart & Hallman, P.C.

201 Main Street, Suite 2500

Fort Worth, Texas 76102

(817) 332-2500

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box:  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share(2)	Proposed maximum aggregate offering price	Amount of registration fee
Common Stock, par value $0.01 per share	15,333,333	$32.64375	$500,537,489	$58,913.26

(1)	This Registration Statement also covers an indeterminate number of shares that may be issued in connection with an adjustment in the amount of shares of common stock as a result of any stock split, stock dividend or similar transaction, as provided by Rule 416 under the Securities Act.
(2)	The offering price is estimated solely for purposes of calculating the registration fee in accordance with Rule 457(c) using the average of the high and low prices (adjusted for a four-for-three stock split on March 15, 2005) of the Registrant’s common stock as reported on the New York Stock Exchange on March 14, 2005.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 17, 2005

PROSPECTUS

XTO ENERGY INC.

15,333,333

Shares of Common Stock

(par value $0.01 per share)

This prospectus relates to the resale, from time to time, by the selling stockholders named or referred to in this prospectus of up to 15,333,333 shares of our common stock issued, and issuable upon the exercise of warrants issued, in the merger of one of our wholly owned subsidiaries into Antero Resources Corporation. The merger is effective on April 1, 2005.

The shares of common stock may be offered and sold from time to time pursuant to this prospectus by the selling stockholders named or referred to in this prospectus or by their equity owners, distributees or successors, all of which we refer to as selling stockholders. The selling stockholders will receive all of the net proceeds from the sale of the shares of common stock pursuant to this prospectus and will pay all underwriting discounts and selling commissions, if any, applicable to any sale. We are responsible for the payment of other expenses incident to the registration of the shares of common stock. The prices at which the selling stockholders may sell the shares in this offering will be determined by the prevailing market price for the shares or in negotiated transactions. See the section in this prospectus, captioned “Plan of Distribution” beginning on page 11 for additional information on how the selling stockholders may effect sales of our common stock.

Our common stock is quoted on the New York Stock Exchange under the symbol “XTO.” On March 16, 2005, the closing price for our shares on the New York Stock Exchange was $32.94 per share.

See “ Risk Factors” beginning on page 1 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated                      , 2005.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS AND THOSE DOCUMENTS INCORPORATED BY REFERENCE HEREIN. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. THE SELLING STOCKHOLDERS ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THIS OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS OR ANY DOCUMENTS INCORPORATED BY REFERENCE IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT COVER OF THE APPLICABLE DOCUMENT.

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WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other information with the Securities and Exchange Commission. Our filings are available over the Internet at the SEC’s web site at http://www.sec.gov and at our web site at http://www.xtoenergy.com. You may also read and copy any document we file with the SEC at the SEC’s public reference rooms at:

450 Fifth Street, N.W.

Room 1024

Washington, D.C. 20549

233 Broadway

New York, New York 10279

175 W. Jackson Boulevard

Suite 900

Chicago, Illinois 60604

You may call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. You may also inspect the reports and other information we file with the SEC at:

New York Stock Exchange

20 Broad Street

New York, New York 10005

FORWARD-LOOKING STATEMENTS

This prospectus includes and incorporates by reference “forward-looking statements.” Forward-looking statements give our current expectations or forecasts of future events. They include statements regarding:

•	production and cash flows;

•	number and location of planned wells;

•	completion of property acquisitions;

•	sources of funds necessary to conduct operations and complete acquisitions;

•	acquisition, development and exploration budgets;

•	development costs;

•	anticipated dividend payments;

•	anticipated oil and natural gas price changes;

•	our hedging activities; and

•	establishing and selling interests in royalty trusts and publicly traded partnerships.

Although we believe the expectations and forecasts reflected in these and other forward-looking statements are reasonable, we can give no assurance that they will prove to have been correct. They are based on assumptions relating to:

•	the quality of our properties and underlying reserves;

•	our ability to replace reserves;

•	our oil and natural gas production and development expenditures;

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•	our potential for growth;

•	the demand for oil and natural gas;

•	our sources of liquidity and bank credit availability;

•	the impact of production imbalances on liquidity;

•	drilling and operating risks;

•	the availability of tubular materials;

•	losses possible from pending or future litigation;

•	the likelihood of regulatory approval of our operations;

•	the impact of regulatory compliance;

•	the impact of losing an oil or natural gas purchaser; and

•	the impact of new rules promulgated by the Federal Energy Regulatory Commission.

Risks, uncertainties and other factors may cause our actual results to differ materially from anticipated results expressed or implied by these prospective statements. The most significant of these risks, uncertainties and other factors are discussed under “Risk Factors” beginning on page 1 in this document and in sections of documents we incorporate by reference, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business and Properties.” We urge you to carefully consider these factors.

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RISK FACTORS

An investment in our common stock involves risks. In addition to the other information set forth elsewhere or incorporated by reference in this prospectus, the following factors relating to our company and the common stock should be considered carefully in deciding whether to purchase any common stock.

Risks Related to Our Business

Oil and natural gas prices fluctuate due to a number of uncontrollable factors, and any decline will adversely affect our financial condition.

Our results of operations depend upon the prices we receive for our oil and natural gas. We sell most of our oil and natural gas at current market prices rather than through fixed-price contracts. Historically, the markets for oil and natural gas have been volatile and are likely to remain volatile in the future. The prices we receive depend upon factors beyond our control, which include:

•	political instability or armed conflict in oil-producing regions, such as current conditions in the Middle East, Nigeria and Venezuela;

•	weather conditions;

•	the supply of domestic and foreign oil and natural gas;

•	the ability of members of the Organization of Petroleum Exporting Countries to agree upon and maintain oil prices and production levels;

•	the level of consumer demand;

•	worldwide economic conditions;

•	the price and availability of alternative fuels;

•	domestic and foreign governmental regulations and taxes;

•	the proximity to and capacity of transportation facilities; and

•	the effect of worldwide energy conservation measures.

Government regulations, such as regulations of natural gas transportation and price controls, can affect product prices in the long term. These external factors and the volatile nature of the energy markets make it difficult to reliably estimate future prices of oil and natural gas.

Any decline in oil and natural gas prices adversely affects our financial condition. If the oil and gas industry experiences significant price declines, we may, among other things, be unable to meet our financial obligations or make planned capital expenditures.

Our use of hedging arrangements could result in financial losses or reduce our income.

To reduce our exposure to fluctuations in the prices of oil and natural gas, we have entered into and expect in the future to enter into hedging arrangements for a portion of our oil and natural gas production. These hedging arrangements expose us to risk of financial loss in some circumstances, including when:

•	production is less than expected;

•	the counterparty to the hedging contract defaults on its contract obligations; or

•	there is a change in the expected differential between the underlying price in the hedging agreement and actual prices received.

In addition, these hedging arrangements may limit the benefit we would otherwise receive from increases in prices for oil and natural gas.

We have substantial capital requirements, and we may be unable to obtain needed financing on satisfactory terms.

We make, and will continue to make, substantial capital expenditures for the acquisition, development, production, exploration and abandonment of our oil and natural gas reserves. We intend to finance our capital expenditures primarily through cash flow from operations, bank borrowings and public and private equity and debt offerings. Lower oil and natural gas prices, however, would reduce our cash flow and our access to the capital markets.

We believe that, after debt service, we will have sufficient cash from operating activities to finance our exploration and development expenses through 2006. If revenues decrease, however, and we are unable to obtain additional debt or equity financing, we may lack the capital necessary to replace our reserves or to maintain production at current levels.

We have substantial indebtedness and may incur substantially more debt. Any failure to meet our debt obligations would adversely affect our business and financial condition.

We have incurred substantial debt. Please see the financial information contained in our periodic reports which are incorporated herein by reference. As a result of our indebtedness, we will need to use a portion of our cash flow to pay principal and interest, which will reduce the amount available to finance our operations and other business activities and could limit our flexibility in planning for or reacting to changes in our business and the industry in which we operate. Our bank revolving credit indebtedness is at a variable interest rate, and so a rise in interest rates will generate greater interest expense to the extent we do not have applicable interest rate protection hedges. The amount of our debt may also cause us to be more vulnerable to economic downturns and adverse developments in our business.

Together with our subsidiaries, we may incur substantially more debt in the future. The indentures governing our outstanding senior notes do not contain restrictions on our incurrence of additional indebtedness. To the extent new debt is added to our current debt levels, the risks resulting from indebtedness could substantially increase.

Our ability to meet our debt obligations and other expenses will depend on our future performance, which will be affected by financial, business, economic, regulatory and other factors, many of which we are unable to control. If our cash flow is not sufficient to service our debt, we may be required to refinance the debt, sell assets or sell shares of common stock on terms that we do not find attractive if it can be done at all. Further, our failure to comply with the financial and other restrictive covenants relating to our indebtedness could result in a default under the indebtedness, which could adversely affect our business, financial condition and results of operations.

Competition in the oil and natural gas industry is intense, and many of our competitors have greater financial, technological and other resources than we have.

We operate in the highly competitive areas of oil and natural gas acquisition, development, exploitation, exploration and production. The oil and natural gas industry is characterized by rapid and significant technological advancements and introductions of new products and services using new technologies. We face competition from independent, technology-driven companies as well as from both major and other independent oil and natural gas companies in each of the following areas:

•	seeking to acquire desirable producing properties or new leases for future exploration;

•	marketing our oil and natural gas production;

•	integrating new technologies; and

•	seeking to acquire the equipment and expertise necessary to develop and operate our properties.

Many of our competitors have financial, technological and other resources substantially greater than ours, and some of them are fully integrated oil companies. These companies may be able to pay more for development prospects and productive oil and natural gas properties and may be able to define, evaluate, bid for and purchase a greater number of properties and prospects than our financial or human resources permit. Further, these companies may enjoy technological advantages and may be able to implement new technologies more rapidly than we can. Our ability to develop and exploit our oil and natural gas properties and to acquire additional properties in the future will depend upon our ability to successfully conduct operations, implement advanced technologies, evaluate and select suitable properties and consummate transactions in this highly competitive environment.

The failure to replace our reserves could adversely affect our financial condition.

Our future success depends upon our ability to find, develop or acquire additional oil and natural gas reserves that are economically recoverable. Our proved reserves generally decline when oil and natural gas are produced unless we continue to conduct successful exploitation or development activities or acquire properties containing proved reserves, or both. We may not be able to economically find, develop or acquire additional reserves. Furthermore, while our revenues may increase if oil and natural gas prices increase significantly, our finding costs for additional reserves could also increase.

Reserve estimates depend on many assumptions that may turn out to be inaccurate. Any material inaccuracies in our reserve estimates or underlying assumptions could cause the quantities and net present value or our reserves to be overstated.

Estimating quantities of proved oil and natural gas reserves is a complex process. It requires interpretations of available technical data and various assumptions, including assumptions relating to economic factors. Any significant inaccuracies in these interpretations or assumptions or changes of conditions could cause the quantities and net present value of our reserves to be overstated.

To prepare estimates of economically recoverable oil and natural gas reserves and future net cash flows, we analyze many variable factors, such as historical production from the area compared with production rates from other producing areas. We also analyze available geological, geophysical, production and engineering data, and the extent, quality and reliability of this data can vary. The process also involves economic assumptions relating to commodity prices, production costs, severance and excise taxes, capital expenditures and workover and remedial costs. Actual results most likely will vary from our estimates. Any significant variance could reduce the estimated quantities and present value of reserves shown or incorporated by reference in this prospectus.

You should not assume that the present value of future net cash flows from our proved reserves referred to or incorporated by reference in this prospectus is the current market value of our estimated oil and natural gas reserves. In accordance with Securities and Exchange Commission requirements, we base the estimated discounted future net cash flows from our proved reserves on prices and costs on the date of the estimate. Actual current and future prices and costs may differ materially from those used in the earlier net present value estimate, and as a result, net present value estimates using current prices and costs may be significantly less than the earlier estimate which is provided in this prospectus.

Property acquisitions are a component of our growth strategy, and our failure to complete future acquisitions successfully could reduce our earnings and slow our growth.

Our business strategy has emphasized growth through strategic acquisitions, but we may not be able to continue to identify properties for acquisition or we may not be able to make acquisitions on terms that we consider economically acceptable. There is intense competition for acquisition opportunities in our industry. Competition for acquisitions may increase the cost of, or cause us to refrain from, completing acquisitions. Our strategy of completing acquisitions is dependent upon, among other things, our ability to obtain debt and equity financing and, in some cases, regulatory approvals. Our ability to pursue our growth strategy may be hindered if we are not able to obtain financing or regulatory approvals. Our ability to grow through acquisitions and manage growth will require us to continue to invest in operational, financial and management information systems and to attract, retain, motivate and effectively manage our employees. Our financial position and results of operations may fluctuate significantly from period to period, based on whether or not significant acquisitions are completed in particular periods.

Acquisitions are subject to the uncertainties of evaluating recoverable reserves and potential liabilities.

Our recent growth is due in part to acquisitions of producing properties, and we expect acquisitions will continue to contribute to our future growth. Successful acquisitions require an assessment of a number of factors, many of which are beyond our control. These factors include recoverable reserves, exploration potential, future oil and natural gas prices, operating costs and potential environmental and other liabilities. Such assessments are inexact and their accuracy is inherently uncertain. In connection with our assessments, we perform a review of the acquired properties, which we believe is generally consistent with industry practices. However, such a review will not reveal all existing or potential problems. In addition, our review may not allow us to become sufficiently familiar with the properties, and we do not always discover structural, subsurface and environmental problems that may exist or arise. Our review prior to signing a definitive purchase agreement may be even more limited.

We generally are not entitled to contractual indemnification for preclosing liabilities, including environmental liabilities, on acquisitions. Normally, we acquire interests in properties on an “as is” basis with limited remedies for breaches of representations and warranties. If material breaches are discovered by us prior to closing, we could require adjustments to the purchase price or if the claims are significant, we or the seller may have a right to terminate the agreement. We could also fail to discover breaches or defects prior to closing and incur significant unknown liabilities, including environmental liabilities, or experience losses due to title defects, for which we would have limited or no contractual remedies or insurance coverage.

There are risks in acquiring producing properties, including difficulties in integrating acquired properties into our business, additional liabilities and expenses associated with acquired properties, diversion of management attention, and costs of increased scope, geographic diversity and complexity of our operations.

Increasing our reserve base through acquisitions is an important part of our business strategy. Our failure to integrate acquired businesses successfully into our existing business, or the expense incurred in consummating future acquisitions, could result in our incurring unanticipated expenses and losses. In addition, we may have to assume cleanup or reclamation obligations or other unanticipated liabilities in connection with these acquisitions. The scope and cost of these obligations may ultimately be materially greater than estimated at the time of the acquisition.

In connection with future acquisitions, the process of integrating acquired operations into our existing operations may result in unforeseen operating difficulties and may require significant management attention and financial resources that would otherwise be available for the ongoing development or expansion of existing operations.

Possible future acquisitions could result in our incurring additional debt, contingent liabilities and expenses, all of which could have a material adverse effect on our financial condition and operating results.

Drilling oil and natural gas wells is a high-risk activity and subjects us to a variety of factors that we cannot control.

Drilling oil and natural gas wells, including development wells, involves numerous risks, including the risk that we may not encounter commercially productive oil and natural gas reservoirs. We may not recover all or any portion of our investment in new wells. The presence of unanticipated pressures or irregularities in formations, miscalculations or accidents may cause our drilling activities to be unsuccessful and result in a total loss of our investment. In addition, we often are uncertain as to the future cost or timing of drilling, completing and operating wells. Further, our drilling operations may be curtailed, delayed or canceled as a result of a variety of factors, including:

•	unexpected drilling conditions;

•	title problems;

•	pressure or irregularities in formations;

•	equipment failures or accidents;

•	adverse weather conditions;

•	compliance with environmental and other governmental requirements, which may increase our costs or restrict our activities; and

•	costs of, or shortages or delays in the availability of, drilling rigs, tubular materials and equipment.

The marketability of our production is dependent upon transportation and processing facilities over which we have no control.

The marketability of our production depends in part upon the availability, proximity and capacity of pipelines, natural gas gathering systems and processing facilities. Any significant change in market factors affecting these infrastructure facilities could harm our business. We deliver oil and natural gas through gathering systems and pipelines that we do not own. These facilities may be temporarily unavailable due to market conditions or mechanical reasons, or may not be available to us in the future. For example, during the third quarter of 2004, we experienced temporary curtailments of our natural gas production in the San Juan Basin and in East Texas due to plant closings for maintenance reasons.

We are subject to complex federal, state and local laws and regulations that could adversely affect our business.

Extensive federal, state and local regulation of the oil and gas industry significantly affects our operations. In particular, our oil and natural gas exploration, development and production, and our storage and transportation of liquid hydrocarbons, are subject to stringent environmental regulations. These regulations have increased the costs of planning, designing, drilling, installing, operating and abandoning oil and natural gas wells and other related facilities. These regulations may become more demanding in the future. Matters subject to regulation include:

•	discharge permits for drilling operations;

•	drilling bonds;

•	spacing of wells;

•	unitization and pooling of properties;

•	environmental protection;

•	reports concerning operations; and

•	taxation.

Under these laws and regulations, we could be liable for:

•	personal injuries;

•	property damage;

•	oil spills;

•	discharge of hazardous materials;

•	reclamation costs;

•	remediation and clean-up costs; and

•	other environmental damages.

Failure to comply with these laws and regulations also may result in the suspension or termination of our operations and subject us to administrative, civil and criminal penalties. Further, these laws and regulations could change in ways that substantially increase our costs. Any of these liabilities, penalties, suspensions, terminations or regulatory changes could make it more expensive for us to conduct our business or cause us to limit or curtail some of our operations.

We currently own, lease or expect to acquire, and have in the past owned or leased, numerous properties that have been used for the exploration and production of oil and natural gas for many years. Although we have used operating and disposal practices that were standard in the industry at the time, petroleum hydrocarbons or wastes may have been disposed or released on or under the properties owned or leased by us or on or under other locations where such wastes were taken for disposal. In addition, petroleum hydrocarbons or wastes may have been disposed or released by prior operators of properties that we are acquiring as well as by current third party operators of properties in which we have an ownership interest. Properties impacted by any such disposal or releases could be subject to costly and stringent investigatory or remedial requirements under environmental laws, some of which impose strict joint and several liability without regard to fault or the legality of the original conduct. These laws include the federal Comprehensive Environmental Response, Compensation, and Liability Act, also known as “CERCLA” or the “Superfund” law, the federal Resource Conservation and Recovery Act and analogous state laws. Under these laws and any implementing regulations, we could be required to remediate contaminated properties and take actions to compensate for damages to natural resources. In addition, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury or property damages allegedly caused by the release of petroleum hydrocarbons or wastes into the environment. We currently do not expect any remedial obligations imposed under environmental laws to have a significant effect on our operations.

Our operations in the coastal waters of Cook Inlet of Alaska are subject to the federal Oil Pollution Act, which imposes a variety of requirements related to the prevention of oil spills and liability for damages resulting from such spills in United States waters. The Oil Pollution Act imposes strict joint and several liability on responsible parties for oil removal costs and a variety of public and private damages, including natural resource damages. Liability limits for offshore facilities require a responsible party to pay all removal costs, plus up to $75 million in other damages. These liability limits do not apply, however, if the spill was caused by gross negligence or willful misconduct of the party, if the spill resulted from violation of a federal safety, construction or operation regulation, or if the party failed to report the spill or cooperate fully in any resulting cleanup. The Oil Pollution Act also requires a responsible party at an offshore facility to submit proof of its financial ability to cover environmental cleanup and restoration costs that could be incurred in connection with an oil spill. We believe our operations are in substantial compliance with Oil Pollution Act requirements.

The Department of Transportation, through the Office of Pipeline Safety and Research and Special Programs Administration, has implemented a series of rules requiring operators of natural gas and hazardous liquid pipelines to develop integrity management plans for pipelines that, in the event of a failure, could impact certain high consequence areas. These rules also require operators to conduct baseline integrity assessments of all applicable pipeline segments located in the high consequence areas. We are currently in the process of identifying all of our pipeline segments that may be subject to these rules and are developing integrity management plans for all covered pipeline segments. We do not expect to incur significant costs in achieving compliance with these rules.

Our business involves many operating risks, which may result in substantial losses, and insurance may be unavailable or inadequate to protect us against these risks.

Our operations are subject to hazards and risks inherent in drilling for, producing and transporting oil and natural gas, such as:

•	fires;

•	natural disasters;

•	explosions;

•	pressure forcing oil or natural gas out of the wellbore at a dangerous velocity coupled with the potential for fire or explosion;

•	weather;

•	failure of oilfield drilling and service tools;

•	changes in underground pressure in a formation that causes the surface to collapse or crater;

•	pipeline ruptures or cement failures; and

•	environmental hazards such as natural gas leaks, oil spills and discharges of toxic gases.

Any of these risks can cause substantial losses resulting from:

•	injury or loss of life;

•	damage to and destruction of property, natural resources and equipment;

•	pollution and other environmental damage;

•	regulatory investigations and penalties;

•	suspension of our operations; and

•	repair and remediation costs.

We do not insure against the loss of oil or natural gas reserves as a result of operating hazards or insure against business interruption. Losses could occur for uninsurable or uninsured risks, or in amounts in excess of existing insurance coverage. The occurrence of an event that is not fully covered by insurance could harm our financial condition and results of operations.

Terrorist activities and military and other actions could adversely affect our business.

On September 11, 2001, the United States was the target of terrorist attacks of unprecedented scope, and the United States and others instituted military action in response. These conditions caused instability in world financial markets and generated global economic instability. The continued threat of terrorism and the impact of military and other action, including U.S. military operations in Iraq, will likely lead to continued volatility in prices for crude oil and natural gas and could affect the markets for our operations. In addition, future acts of terrorism could be directed against companies operating in the United States. The U.S. government has issued public warnings that indicate that energy assets might be specific targets of terrorist organizations. These developments have subjected our operations to increased risks and, depending on their ultimate magnitude, could have a material adverse effect on our business.

The loss of key personnel could adversely affect our business.

We depend to a large extent on the efforts and continued employment of Bob R. Simpson, our Chairman and Chief Executive Officer, and Steffen E. Palko, our Vice Chairman and President, and other key personnel.

The loss of the services of Mr. Simpson, Mr. Palko or other key personnel could adversely affect our business, and we do not maintain key man insurance on the lives of any of these persons. Our drilling success and the success of other activities integral to our operations will depend, in part, on our ability to attract and retain experienced geologists, engineers, landmen and other professionals. Competition for experienced geologists, engineers, landmen and some other professionals is extremely intense. If we cannot retain our technical personnel or attract additional experienced technical personnel, our ability to compete could be harmed.

We have limited control over the activities on properties that we do not operate.

Although we operate most of the properties in which we have an interest, other companies operate some of the properties. We have limited ability to influence or control the operation or future development of these nonoperated properties or the amount of capital expenditures that we are required to fund for their operation. Our dependence on the operator and other working interest owners for these projects and our limited ability to influence or control the operation and future development of these properties could have a material adverse effect on the realization of our targeted returns or lead to unexpected future costs.

Risks Related to Holding Our Common Stock

We have certain anti-takeover provisions that could inhibit an acquisition of the common stock at a premium price.

The rights that have been issued under our stockholder rights plan would cause substantial dilution to anyone who attempted to acquire us on terms not approved by our board of directors. A change of control (as defined in our bank revolving credit agreement and in the indentures governing our outstanding 7 1/2% senior notes and 6 1/4% senior notes) will generate an event of default under our bank credit agreements and will require us to make an offer to repurchase those senior notes. These provisions may have the effect of discouraging unsolicited takeover proposals. Additionally, our restated certificate of incorporation and bylaws contain provisions that make acquisition of control by means of a proxy fight more difficult. Our bylaws divide the board of directors into three classes of directors serving staggered three-year terms, which will require at least two meetings of stockholders to effect a change in a majority of the directors. Special meetings of stockholders may be called only by the chairman of the board of directors, the chief executive officer, the president, a majority of the directors, or stockholders holding at least 80% of the voting power of all outstanding shares of capital stock. The vote of at least 80% of the voting power of all outstanding shares of capital stock is required to amend those provisions relating to the election of directors and special meetings of stockholders. The stockholder rights plan, the change of control provisions relating to our long-term indebtedness and our corporate governance requirements together may discourage transactions that could entail the payment to stockholders of a premium over the prevailing market price of the common stock.

XTO ENERGY INC.

XTO Energy Inc. is a leading independent energy company engaged in the acquisition, development, exploitation and exploration of producing oil and natural gas properties, and in the production, processing, marketing and transportation of oil and natural gas. We have consistently increased proved reserves, production and cash flow since our inception in 1986. We have grown primarily through acquisitions of producing properties, followed by aggressive development and exploration activities and strategic acquisitions of additional interests in or near these properties. Our proved reserves are principally located in relatively long-lived fields with well-established production histories geographically diversified in several core, productive basins in Texas, New Mexico, Arkansas, Oklahoma, Kansas, Colorado, Wyoming, Alaska, Louisiana and Utah.

Our executive offices are located at 810 Houston Street, Fort Worth, Texas 76102, and our telephone number is (817) 885-2800.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders. The selling stockholders will receive all of the proceeds from the sale of any shares of common stock offered hereby. The shares offered hereby have registration rights pursuant to a registration rights agreement entered into in connection with the merger of our wholly owned subsidiary into Antero Resources Corporation, effective on April 1, 2005. Pursuant to that agreement, we are obligated to register the shares of common stock and to bear the costs of the registration, other than underwriting discounts and commissions, if any, which would be paid by the selling stockholders. We estimate that the registration expenses that we will bear will be approximately $140,000.

PRICE RANGE OF AND DIVIDENDS ON COMMON STOCK

Our common stock is traded on the New York Stock Exchange under the symbol XTO. The following table sets forth, for the calendar periods indicated, the high and low price per common share on the consolidated transaction reporting system, as reported by the Bloomberg Professional Service provided by Bloomberg L.P. and the cash dividends declared. The stock prices have been adjusted to reflect a four-for-three stock split of our common shares on March 18, 2003, a five-for-four stock split on March 17, 2004, and a four-for-three stock split on March 15, 2005.

	High	Low	Cash Dividend
2003:
First Quarter	$11.916	$10.211	$0.0060
Second Quarter	13.494	10.920	0.0060
Third Quarter	12.852	11.148	0.0060	(a)
Fourth Quarter	17.580	12.558	0.0060

2004:
First Quarter	$19.512	$15.348	$0.0075
Second Quarter	22.875	18.315	0.0075
Third Quarter	24.833	19.050	0.0375
Fourth Quarter	27.660	22.350	0.0375

2005:
First Quarter (through March 16, 2005)	$35.18	$23.87	$0.0375

(a)	In September 2003, we distributed as a dividend to our shareholders all of our Cross Timbers Royalty Trust units. This dividend was recorded at a market value of $28.2 million or approximately $0.09 per common share.

The determination of future dividends, if any, to be declared and paid is at the sole discretion of our Board of Directors and will depend on our financial condition, earnings and cash flow from operations, the level of our capital expenditures, our future business prospects and other matters as the Board of Directors deems relevant.

SELLING STOCKHOLDERS

The shares of common stock offered by the selling stockholders are being registered for sale by them pursuant to a registration rights agreement we entered into with the stockholders and optionholders of Antero Resources Corporation in connection with the merger of our wholly owned subsidiary into Antero Resources Corporation. As a result of the merger, Antero Resources Corporation is becoming our wholly owned subsidiary, and we are issuing to the former stockholders and optionholders of Antero Resources Corporation an aggregate of 13,333,333 shares of our common stock and warrants to purchase an additional 2,000,000 shares. The shares covered by this prospectus are the shares we are issuing in the merger and shares issuable upon exercise of the warrants we are issuing in the merger. The selling stockholders are the former stockholders and optionholders of Antero Resources Corporation and their equity owners, transferees, donees, distributees and other successors that receive shares from any selling stockholder as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus.

LB Antero SPV LLC, one of the selling stockholders, is an affiliate of Lehman Brothers Inc. who, along with its affiliates, from time to time has provided in the past and may in the future provide commercial or investment banking and financial advisory services to us and our affiliates in the ordinary course of business, for which it has received or will receive customary compensation. In addition, Lehman Brothers Inc. and its affiliates have engaged in the past and may engage in the future in transactions with us and our affiliates on an arm’s-length basis. Except as described above, no selling stockholder has held any position or office or has had any material relationship with us during the past three years.

The following table sets forth certain information about the selling stockholders named or referred to in the table regarding the number of shares of common stock beneficially owned by them prior to this offering and the number of shares of common stock being offered from time to time under this prospectus. We prepared this table based on information supplied to us by Antero Resources prior to the merger, and we have not sought to verify the information. The selling stockholders may be considered to be underwriters, within the meaning of the Securities Act of 1933, with respect to any shares of common stock that they sell pursuant to this prospectus.

The percentages of shares of common stock beneficially owned and being offered are based on the number of shares of our common stock that were outstanding as of March 1, 2005 (adjusted to reflect our four-for-three stock split on March 15, 2005), plus the 15,333,333 shares issuable to the selling stockholders. Because the various selling stockholders may offer all, some or none of their common stock pursuant to this prospectus, we cannot estimate the number of shares of common stock any selling stockholder will hold after this offering. We have assumed for purposes of the table below that each of the selling stockholders will sell under this prospectus all of the shares of common stock offered by that stockholder by this prospectus. As of March 1, 2005, we had 260,597,811 shares (347,463,747 shares after adjustment to reflect our four-for-three stock split on March 15, 2005) of common stock outstanding.

	Prior to Offering		After Offering
Name	Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned	Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned
Warburg Pincus Private Equity VIII, L.P. (1)	7,200,551	2.0%	0	—
Warburg Pincus Netherlands Private Equity VIII I C.V. (1)	208,787	*	0	—

	Prior to Offering		After Offering
Name	Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned	Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned
Warburg Pincus Germany Private Equity VIII K.G. (1)	20,804	*	0	—
Yorktown Energy Partners V, L.P. (2)	1,981,371	*	0	—
LB Antero SPV LLC (3)	1,982,403	*	496,375	*
Salisbury Investment Holdings LLC (4)	1,200,334	*	5,832	*
Canton Investment Holdings LLC (5)	796,335	*	0	—
Yale University	743,014	*	0	—
The Board of Trustees of the Leland Stanford Junior University (6)	247,671	*	0	—
Other former Antero Resources Corporation stockholders and optionholders (7)	3,354,932	*	1,900,662	*

Total	17,736,202	4.9%	2,402,869	*

(1)	Warburg Pincus & Co. is the sole general partner of this fund which holds the shares of record, and Warburg Pincus LLC manages the fund.

(2)	Yorktown V Company LLC is the sole general partner of Yorktown Energy Partners V, L.P. and manages the fund.

(3)	Of the 1,982,403 shares beneficially owned prior to this offering, 1,486,028 shares are being offered under this prospectus. The members of LB Antero SPV LLC are Lehman Brothers MBG Partners LP, Lehman Brothers Diversified Private Equity Fund 2004 Partners, LBMB Partners AIV I L.P., LBMB Fund (B) AIV I L.P., LBMB Fund AIV I L.P. and LBMB Capital Partners V AIV I L.P. Lehman Brothers MBG Partners LP is ultimately managed by LB I Group Inc., a wholly-owned subsidiary of Lehman Brothers Holdings Inc. Lehman Brothers Diversified Private Equity Fund 2004 Partners is an employee fund ultimately managed by LB I Group Inc. LBMB Partners AIV I L.P., LBMB Fund (B) AIV I L.P., LBMB Fund AIV I L.P., are parallel funds of Lehman Brothers Merchant Banking Partners III L.P., Lehman Brothers Merchant Banking Fund (B) III L.P. and Lehman Brothers Merchant Banking Fund III L.P., respectively, all of which are ultimately managed by Lehman Brothers Merchant Banking Associates III L.L.C., a wholly owned subsidiary of Lehman Brothers Holdings Inc. LBMB Capital Partners V AIV I L.P. is a parallel fund of Lehman Brothers Merchant Banking Capital Partners V L.P., an employee fund managed by LB I Group Inc.

(4)	Of the 1,200,334 shares beneficially owned prior to this offering, 1,194,502 shares are being offered under this prospectus. The holdings of Salisbury Investment Holdings LLC include the personal holdings of Paul M. Rady, its managing member.

(5)	The holdings of Canton Investment Holdings LLC include the personal holdings of Glen C. Warren, Jr., its managing member.

(6)	The Stanford Management Company manages the holdings of the Board of Trustees of the Leland Stanford Junior University.

(7)	Of the 3,354,932 shares beneficially owned prior to this offering, 1,454,270 shares are being offered under this prospectus.

*	Less than 1%.

PLAN OF DISTRIBUTION

The shares of common stock are being registered to permit public secondary trading of these securities by the holders thereof from time to time after the date of this prospectus and to facilitate the continued orderly disposition of our common shares held by the selling stockholders identified herein. We will not receive any of the proceeds from the sale of the common shares by the selling stockholders.

The selling stockholders, and their equity owners, distributees and successors-in-interest who acquire their shares after the date of this prospectus and are entitled to the benefits of this registration statement, may sell the common shares directly to purchasers or through underwriters, broker-dealers or agents. If underwriters are used in a firm commitment underwriting, the selling stockholders and we will execute an underwriting agreement with those underwriters relating to the common shares that the selling stockholders will offer. Unless otherwise set forth in a prospectus supplement, the obligations of the underwriters to purchase these common shares will be subject to conditions. The underwriters, if any, will purchase the common shares on a firm commitment basis and will be obligated to purchase all of these common shares. The common shares subject to the underwriting agreement will be acquired by the underwriters for their own account and may be resold by them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale.

Underwriters may be deemed to have received compensation from the selling stockholders in the form of underwriting discounts or commissions and may also receive commissions from the purchasers of these common shares for whom they may act as agent. Underwriters may sell these common shares to or through dealers. These dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

The selling stockholders may authorize underwriters to solicit offers by institutions to purchase the common shares subject to the underwriting agreement from the selling stockholders at the public offering price stated in a prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. If the selling stockholders sell common shares pursuant to these delayed delivery contracts, the prospectus supplement will state the conditions to which these delayed delivery contracts will be subject and the commissions payable for that solicitation.

The applicable prospectus supplement will set forth whether or not underwriters may over-allot or effect transactions that stabilize, maintain or otherwise affect the market price of the common shares at levels above those that might otherwise prevail in the open market, including, for example, by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. Underwriters are not required to engage in any of these activities, or to continue such activities if commenced.

If dealers are utilized in the sale of common shares, the selling stockholders will sell such common shares to the dealers as principals. The dealers may then resell such common shares to the public at varying prices to be determined by such dealers at the time of resale. The names of the dealers and the terms of the transaction will be set forth in a prospectus supplement, if required. The selling stockholders may also sell common shares through agents designated by them from time to time.

We will name any agent involved in the offer or sale of the common shares and will list commissions payable by the selling stockholders to these agents in a prospectus supplement, if such a supplement is required. Each of these agents will be acting on a best efforts basis to solicit purchases for the period of its appointment, unless we state otherwise in any required prospectus supplement. The selling stockholders may sell any of the common shares directly to purchasers. In this case, the selling stockholders may not engage underwriters or agents in the offer and sale of these common shares. We and the selling stockholders may indemnify underwriters, dealers or agents who participate in the distribution of securities against certain liabilities, including liabilities under the Securities Act and agree to contribute to payments which these underwriters, dealers or agents may be required to make.

The common shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale, or at negotiated prices. Sales may be effected in transactions, which may involve block transactions or crosses:

•	on any national securities exchange or quotation service on which the common shares may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on exchanges or quotation services or in the over-the-counter market;

•	through the exercise of purchased or written options; or

•	through any other method permitted under applicable law.

In connection with sales of the common shares or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the common shares in the course of hedging the positions they assume. The selling stockholders may also sell short the common shares and deliver the common shares to close out short positions, or loan or pledge the common shares to broker-dealers that in turn may sell the common shares. The aggregate proceeds to the selling stockholders from the sale of the common shares offered by the selling stockholders hereby will be the purchase price of the common shares less discounts and commissions, if any.

The selling stockholders reserve the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common shares to be made directly or through agents. In order to comply with the securities laws of some states, if applicable, the common shares may be sold in these jurisdictions only through registered or licensed brokers or dealers. The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common shares may be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933. Any discounts, commissions, concessions or profit they earn on any resale of the common shares may be underwriting discounts and commissions under the Securities Act. Any selling stockholder who is an “underwriter” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The selling stockholders have acknowledged their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M.

We are not aware of any plans, arrangements or understandings between any of the selling stockholders and any underwriter, broker-dealer or agent regarding the sale of the common shares by the selling stockholders. We do not assure you that the selling stockholders will sell any or all of the common shares offered by them pursuant to this prospectus. In addition, we do not assure you that the selling stockholders will not transfer, devise or gift the common shares by other means not described in this prospectus. Moreover, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” information we file with them. This means that we can disclose important information to you by referring you to those documents. Any information we reference in this manner is considered part of this prospectus. Information we file with the SEC after the date of this prospectus will automatically update and, to the extent inconsistent, supersede the information contained in this prospectus.

We incorporate by reference the following documents:

•	Annual Report on Form 10-K for the year ended December 31, 2004;

•	The description of XTO Energy’s common stock contained in Form 8-A dated April 8, 1993, as amended by Amendment No. 1 dated September 18, 1996 (filed under our previous name, Cross Timbers Oil Company); and

•	All other documents filed by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of filing the registration statement containing this prospectus but before the end of the offering of the securities made by this prospectus.

As a recipient of this prospectus, you may request a copy of any document we incorporate by reference, except exhibits to the documents that are not specifically incorporated by reference, at no cost to you, by writing or calling us at:

XTO Energy Inc.

Attn: Investor Relations

810 Houston Street

Fort Worth, Texas 76102

(817) 885-2800

VALIDITY OF OFFERED SECURITIES

The validity of the shares of common stock offered hereby has been passed upon for us by Kelly, Hart & Hallman, P.C., Fort Worth, Texas.

EXPERTS

The consolidated financial statements and schedules of XTO Energy Inc. as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. Any future audited financial statements and the reports with respect to those audited financial statements of our independent registered public accounting firm, hereafter incorporated by reference in this prospectus and the registration statement, will be incorporated in reliance upon the authority of that firm as experts in accounting and auditing to the extent it has audited those financial statements and consented to the use of its reports with respect to those audited financial statements.

Certain information incorporated by reference in this prospectus regarding estimated quantities of oil and natural gas reserves owned by us, the future net revenues from those reserves and their present value is based on estimates of the reserves and present values prepared by or derived from estimates prepared by Miller and Lents, Ltd., independent petroleum engineers, and all such information has been so incorporated in reliance on the authority of such firm as experts regarding the matters contained in its report. Future estimates of oil and natural gas reserves and related information hereafter incorporated by reference in this prospectus and the registration statement will be incorporated in reliance upon the reports of the firm examining such oil and gas reserves and related information and upon the authority of that firm as experts regarding the matters contained in its reports, to the extent the firm has consented to the use of its reports.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

Set forth below is an estimate of the approximate amount of the fees and expenses expected to be incurred by XTO Energy in connection with offerings described in this Registration Statement.

Registration Fee	$58,913
Printing and Engraving	30,000
Accountants’ Fees and Expenses	5,000
Legal Fees and Expenses	30,000
Engineers’ Fees and Expenses	1,000
Miscellaneous	15,087

$140,000

Item 15.	Indemnification of Directors and Officers.

XTO Energy is incorporated in Delaware. Under Section 145 of the Delaware General Corporation Law (the “DGCL”), a Delaware corporation has the power, under specified circumstances, to indemnify its directors, officers, employees and agents in connection with actions, suits or proceedings brought against them by a third party or in the right of the corporation, by reason that they were or are such directors, officers, employees or agents, against expenses and liabilities incurred in any such action, suit or proceeding so long as they acted in good faith and in a manner that they reasonably believed to be in, or not opposed to, the best interests of such corporation, and with respect to any criminal action, that they had no reasonable cause to believe their conduct was unlawful. With respect to suits by or in the right of such corporation, however, indemnification is generally limited to attorneys’ fees and other expenses and is not available if such person is adjudged to be liable to such corporation unless the court determines that indemnification is appropriate. A Delaware corporation also has the power to purchase and maintain insurance for such persons. Article Nine of the Restated Certificate of Incorporation of XTO Energy permits indemnification of directors and officers to the fullest extent permitted by Section 145 of the DGCL. Reference is made to the Restated Certificate of Incorporation of XTO Energy.

Additionally, XTO Energy has acquired directors and officers insurance, which includes coverage for liability under the federal securities laws.

Section 102(b)(7) of the DGCL provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provisions may not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. Article Ten of XTO Energy’s Restated Certificate of Incorporation contains such a provision.

The above discussion of XTO Energy’s Restated Certificate of Incorporation and Sections 102(b)(7) and 145 of the DGCL is not intended to be exhaustive and is qualified in its entirety by such Restated Certificate of Incorporation and statutes.

Item 16.	Exhibits

Exhibit Number	Description of Exhibits
2.1	Agreement and Plan of Merger dated January 9, 2005 among XTO Energy Inc., XTO Barnett Inc. and Antero Resources Corporation (incorporated by reference to Exhibit 2.2 to XTO Energy’s Annual Report on Form 10-K for the year ended December 31, 2004)

2.2	Amendment No. 1 to Agreement and Plan of Merger, dated February 3, 2005, among XTO Energy Inc., XTO Barnett Inc. and Antero Resources Corporation (incorporated by reference to Exhibit 2.3 to XTO Energy’s Annual Report on Form 10-K for the year ended December 31, 2004)

2.3*	Amendment No. 2 to Agreement and Plan of Merger, dated March , 2005, among XTO Energy Inc., XTO Barnett Inc. and Antero Resources Corporation

2.4*	Amendment No. 3 to Agreement and Plan of Merger, dated March , 2005, among XTO Energy Inc., XTO Barnett Inc. and Antero Resources Corporation

2.5	Registration Rights Agreement dated April 1, 2005, among XTO Energy and the security holders of Antero Resources Corporation (included as an exhibit to the Agreement and Plan of Merger described in Exhibit 2.1 above)

3.1	Restated Certificate of Incorporation of XTO Energy, as restated on June 24, 2004, (incorporated by reference to Exhibit 3.1 to XTO Energy’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004)

3.2	Bylaws of XTO Energy (incorporated by reference from Exhibit 3.2 to XTO Energy’s Annual Report on Form 10-K for the year ended December 31, 2002)

5.1*	Opinion of Kelly, Hart & Hallman, P.C.

23.1	Consent of KPMG LLP

23.2	Consent of Miller and Lents, Ltd.

23.3	Consent of Kelly, Hart & Hallman, P.C. (set forth in their opinion filed as Exhibit 5.1)

*	To be filed by amendment

Item 17.	Undertakings

The registrant hereby undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes:

(a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(i) and (a)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, that are incorporated by reference in the registration statement.

(b) That for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to any provisions of any charter, bylaw, contract, arrangement, statute or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Fort Worth, Texas on the 17th day of March, 2005.

XTO ENERGY INC.

By:	/S/ LOUIS G. BALDWIN
Louis G. Baldwin
Executive Vice President and Chief Financial Officer

POWER OF ATTORNEY

Pursuant to the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated. Each person whose signature appears below hereby authorizes and appoints Bob R. Simpson, Louis G. Baldwin and Bennie G. Kniffen, and each of them, any one of whom may act without the joinder of the other, with full power of substitution, as his attorney-in-fact to sign on his behalf individually and in the capacity stated below, all amendments and post-effective amendments to the Registration Statement, and any related registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933 and all amendments and post-effective amendments thereto, as such attorney-in-fact may deem necessary or appropriate.

Signature	Title	Dated

/S/ BOB R. SIMPSON Bob R. Simpson	Director and Chairman of the Board (Principal Executive Officer)	March 17, 2005

/S/ STEFFEN E. PALKO Steffen E. Palko	Director, Vice Chairman of the Board and President (Principal Executive Officer)	March 17, 2005

/S/ W. H. ADAMS III W. H. Adams III	Director	March 17, 2005

/S/ PHILLIP R. KEVIL Phillip R. Kevil	Director	March 17, 2005

/S/ JACK P. RANDALL Jack P. Randall	Director	March 17, 2005

/S/ SCOTT G. SHERMAN Scott G. Sherman	Director	March 17, 2005

/S/ HERBERT D. SIMONS Herbert D. Simons	Director	March 17, 2005

/S/ LOUIS G. BALDWIN Louis G. Baldwin	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	March 17, 2005

/S/ BENNIE G. KNIFFEN Bennie G. Kniffen	Senior Vice President and Controller (Principal Accounting Officer)	March 17, 2005

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